Exhibit 99.6

Dominion Diamond Corporation

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

FOURTH QUARTER RESULTS
During the quarter, Dominion Diamond Corporation (the “Company”) announced that it had entered into an agreement to sell its luxury brand diamond jewelry and timepiece division, Harry Winston, Inc. (the “Luxury Brand Segment”) to The Swatch Group Ltd. (“Swatch Group”). The sale transaction was completed on March 26, 2013. As a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. The Company’s name has now been changed to “Dominion Diamond Corporation” and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”. See “Discontinued Operations”. Accordingly, the Company’s consolidated results are supported from continuing operations, which no longer include the operations of the Luxury Brand Segment and the results of this segment are now treated as discontinued operations for reporting purposes. Current and prior period results have been restated to reflect this change.

The Company recorded a consolidated net profit attributable to shareholders of $14.9 million or $0.18 per share for the quarter, compared to a net profit attributable to shareholders of $16.6 million or $0.20 per share in the fourth quarter of the prior year. Net profit from continuing operations attributable to shareholders (which now represents the “mining operations”) was $12.1 million or $0.14 per share compared to $12.7 million or $0.15 per share in the comparable quarter of the prior year. Continuing operations includes all costs related to the Company’s mining operations, including those previously reported as part of the corporate segment.

Consolidated sales from continuing operations were $110.1 million for the fourth quarter compared to $102.2 million for the comparable quarter of the prior year, resulting in an operating profit of $21.0 million compared to an operating profit of $24.0 million in the comparable quarter of the prior year. Gross margin increased 6% to $31.1 million from $29.5 million in the comparable quarter of the prior year. Consolidated EBITDA from continuing operations was $45.3 million compared to $48.3 million in the comparable quarter of the prior year.

The increase in sales resulted from an 11% increase in achieved rough diamond prices, partially offset by a 3% decrease in volume of carats sold during the quarter. Rough diamond production during the fourth calendar quarter was 19% higher than the comparable quarter of the prior year. The Company had 0.5 million carats of rough diamond inventory with an estimated current market value of approximately $65 million at January 31, 2013, of which approximately $25 million represents rough diamond inventory available for sale, with the remaining $40 million currently being sorted.

The net earnings from discontinued operations of $2.8 million are presented separately in the consolidated income statements, and comparative periods have been adjusted accordingly.

2013 ANNUAL REPORT

Dominion Diamond Corporation

ANNUAL RESULTS
The Company recorded a consolidated net profit attributable to shareholders of $34.7 million or $0.41 per share for the year, compared to a net profit attributable to shareholders of $25.5 million or $0.30 per share in the prior year. Net profit from continuing operations attributable to shareholders was $22.3 million or $0.26 per share compared to $17.3 million or $0.20 per share in the prior year. Continuing operations includes all costs related to the Company’s mining operations, including those previously reported as part of the corporate segment.

Consolidated sales from continuing operations were $345.4 million for the year compared to $290.1 million for the prior year, resulting in an operating profit of $47.7 million compared to an operating profit of $37.6 million in the prior year. Gross margin increased 25% to $77.8 million from $62.2 million in the prior year. Consolidated EBITDA from continuing operations was $127.9 million compared to $116.3 million in the prior year.

The increase in sales resulted from a 49% increase in volume of carats sold during the year, offset by a 20% decrease in achieved rough diamond prices. The 49% increase in the quantity of carats sold was primarily the result of a decision by the Company to hold back some lower priced goods at October 31, 2011 due to an oversupply in the market at that time and the subsequent sale of almost all of these lower priced carryover goods during fiscal 2013. Rough diamond production during the year was 8% higher than the prior year. The Company recorded a consolidated operating profit from continuing operations of $47.7 million compared to $37.6 million in the prior year. Included in the operating profit for the prior year was a $13.0 million ($8.4 million after tax) non-cash charge related to the de-recognition of certain assets associated with paste production at the Diavik Diamond Mine, which were no longer expected to be required for underground mining.

The net earnings from discontinued operations of $12.4 million are presented separately in the consolidated income statements, and comparative periods have been adjusted accordingly.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Management’s Discussion and Analysis
(PREPARED AS OF APRIL 27, 2013 ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

On March 26, 2013, Harry Winston Diamond Corporation changed its name to Dominion Diamond Corporation (“Dominion Diamond Corporation” or the “Company”). The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the year ended January 31, 2013, and its financial position as at January 31, 2013. This MD&A is based on the Company’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related notes. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year ended January 31, 2013.

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Company’s mineral properties, future mining and processing at the Company’s mineral properties, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Company’s mineral properties, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and expected cost of sales and gross margin trends. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 15 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Company’s mineral properties, world and US economic conditions and diamond supply. In making statements regarding expected diamond prices and expectations concerning the diamond industry, the Company has made assumptions regarding, among other things, the state of world and US economic conditions, and worldwide diamond production levels. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 15.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 15 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, respectively, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

United States investors should read the “Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources” found on page 55.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Summary Discussion
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (formerly known as Harry Winston Diamond Limited Partnership) (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc. and various affiliates to purchase all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Ekati Diamond Mine Acquisition was completed on April 10, 2013. In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities.

On January 14, 2013, the Company announced that it entered into an agreement to sell the Luxury Brand Segment to Swatch Group (the “Luxury Brand Divestiture”). The Luxury Brand Divestiture was completed on March 26, 2013. As a result of the Luxury Brand Divestiture, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. The Company’s name has now been changed to “Dominion Diamond Corporation” and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”.

Market Commentary
The Diamond Market
The rough and polished diamond markets continued to soften throughout the first half of fiscal 2013 due to the macroeconomic uncertainty that negatively impacted the second half of fiscal 2012. The retail industry had built up diamond stocks in expectation of 2012 being a year of greater growth in demand, and the overstocking did not clear until late 2012. Market conditions improved in the second half of fiscal 2013 as a stronger US holiday season and renewed activity in the retail market in China helped increase prices from the market lows experienced in the middle of the year. In addition, the retail markets in both India and the Middle East recovered in the second half of the year, adding further stability to the diamond markets. The diamond market is impacted by currency fluctuations and the dramatic fall in the Indian rupee against the US dollar in early 2012 negatively affected the cost of diamonds to the consumer and the credit available to the Indian diamond cutting industry. In early 2012, industry leading banks reviewed their credit exposure to the diamond industry, tightening liquidity and creating an additional challenge to the difficult market conditions. This tightening of credit forced many diamond companies to improve their operations, allowing the industry to take full advantage of the better market conditions that were evident at the end of fiscal 2013.

During the fourth quarter of fiscal 2013, the retail jewelry market improved in almost all areas, led by Diwali and the wedding season in India followed closely by a positive US year-end holiday season and improved consumer demand in China, which regained momentum in advance of the Lunar New Year. Rough diamond supply was impacted by delivery problems at certain diamond mines combined with lower than expected Russian rough diamond supply. The tight supply coupled with a more active polished market helped improve rough prices during the quarter.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Financial Results
On January 14, 2013, the Company announced that it entered into an agreement to sell the Luxury Brand Segment to Swatch Group. The sale transaction was completed on March 26, 2013. As a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. The Company’s name has now been changed to “Dominion Diamond Corporation” and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”. See “Discontinued Operations”. Accordingly, the Company’s consolidated results from continuing operations relate solely to its mining operations, which include the production, sorting and sale of rough diamonds. The results of the Luxury Brand Segment are treated as discontinued operations for accounting and reporting purposes and current and prior period results have been adjusted accordingly. The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2013 following the basis of presentation utilized in its IFRS financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)
	2013	2013	2013	2013	2012	2012	2012	2012	2013	2012	2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$110,111	$84,818	$61,473	$89,009	$102,232	$36,239	$89,608	$62,035	$345,411	$290,114	$279,154
Cost of sales	79,038	71,663	46,784	70,099	72,783	34,112	67,613	53,443	267,584	227,951	205,412
Gross margin	31,073	13,155	14,689	18,910	29,449	2,127	21,995	8,592	77,827	62,163	73,742
Gross margin (%)	28.2%	15.5%	23.9%	21.2%	28.8%	5.9%	24.5%	13.9%	22.5%	21.4%	26.4%
Selling, general and administrative expenses	10,086	7,581	5,750	6,739	5,464	5,390	5,709	8,026	30,156	24,589	19,742
Operating profit (loss) from continuing operations	20,987	5,574	8,939	12,171	23,985	(3,263)	16,286	566	47,671	37,574	54,000
Finance expenses	(2,382)	(2,308)	(2,151)	(2,242)	(1,616)	(2,691)	(3,787)	(2,693)	(9,083)	(10,787)	(7,136)
Exploration costs	(306)	(673)	(568)	(254)	(177)	(600)	(781)	(212)	(1,801)	(1,770)	(666)
Finance and other income	601	60	67	52	51	256	78	77	780	462	281
Foreign exchange gain (loss)	116	(301)	1,048	(370)	680	285	846	(977)	493	834	(1,644)
Profit (loss) before income taxes from continuing operations	19,016	2,352	7,335	9,357	22,923	(6,013)	12,642	(3,239)	38,060	26,313	44,835
Income tax expense (recovery)	6,977	1,583	3,386	3,330	10,281	(1,574)	4,517	(4,217)	15,276	9,007	3,345
Net profit (loss) from continuing operations	$12,039	$769	$3,949 $	6,027	$12,642	$(4,439)	$8,125	$978	$22,784	$17,306	$41,490
Net profit (loss) from discontinued operations	2,802	3,245	804	5,583	3,946	(292)	1,863	2,620	12,434	8,137	5,711
Net profit (loss)	$14,841	$4,014	$4,753	$11,610	$16,588	$(4,731)	$9,988	$3,598	$35,218	$25,443	$47,201
Net profit (loss) from continuing operations attributable to
Shareholders	$12,146	$152	$3,951	$6,027	$12,654	$(4,436)	$8,123	$976	$22,276	$17,317	$35,819
Non-controlling interest	(107)	617	(2)	–	(12)	(3)	2	2	508	(11)	5,671
Net profit (loss) attributable to
Shareholders	$14,948	$3,397	$4,755	$11,610	$16,600	$(4,728)	$9,986	$3,596	$34,710	$25,454	$41,530
Non-controlling interest	(107)	617	(2)	–	(12)	(3)	2	2	508	(11)	5,671
Earnings (loss) per share – continuing operations
Basic	$0.14	$–	$0.05	$0.07	$0.15	$(0.05)	$0.10	$0.01	$0.26	$0.20	$0.45
Diluted	$0.14	$–	$0.05	$0.07	$0.15	$(0.05)	$0.09	$0.01	$0.26	$0.20	$0.44
Earnings (loss) per share
Basic	$0.18	$0.04	$0.06	$0.14	$0.20	$(0.06)	$0.12	$0.04	$0.41	$0.30	$0.52
Diluted	$0.18	$0.04	$0.06	$0.14	$0.19	$(0.06)	$0.12	$0.04	$0.41	$0.30	$0.51
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$1,710	$1,733	$1,660	$1,716	$1,607	$1,656	$1,671	$1,671	$1,710	$1,607	$1,592
Total long-term liabilities (i)	$269	$682	$461	$472	$641	$661	$633	$613	$269	$641	$586
Operating profit (loss) from continuing operations	$20,987	$5,574	$8,939	$12,171	$23,985	$(3,263)	$16,286	$566	$47,671	$37,574	$54,000
Depreciation and amortization (ii)	24,346	20,588	13,160	22,172	24,284	19,933	17,461	17,083	80,266	78,761	63,424
EBITDA from continuing operations (iii)	$45,333	$26,162	$22,099	$34,343	$48,269	$16,670	$33,747	$17,649	$127,937	$116,335	$117,424

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 14.

2013 ANNUAL REPORT

Dominion Diamond Corporation

The comparability of quarter-over-quarter results is impacted by seasonality of mining operations. Dominion Diamond Corporation expects that the quarterly results for its mining operations will continue to fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from its mineral properties in each quarter.

Three Months Ended January 31, 2013 Compared to Three Months Ended January 31, 2012
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a fourth quarter consolidated net profit attributable to shareholders of $14.9 million or $0.18 per share compared to a net profit attributable to shareholders of $16.6 million or $0.20 per share in the fourth quarter of the prior year. Net profit from continuing operations attributable to shareholders was $12.1 million or $0.14 per share compared to $12.7 million or $0.15 per share in the comparable quarter of the prior year. Discontinued operations represented $2.8 million of net profit or $0.04 per share compared to $3.9 million or $0.05 per share in the fourth quarter of the prior year.

CONSOLIDATED SALES FROM CONTINUING OPERATIONS
(expressed in thousands of United States dollars)
quarterly results are unaudited)

	2013	2013	2013	2013	2012	2012	2012	2012	2013	2012	2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales
North America	$4,604	$7,697	$2,269	$7,432	$2,727	$8,835	$447	$3,009	$22,002	$15,018	$10,418
Europe	84,346	57,438	50,514	54,370	78,846	21,993	80,131	50,752	246,668	231,722	247,677
India	21,161	19,683	8,690	27,207	20,659	5,411	9,030	8,274	76,741	43,374	21,059
Total sales	$110,111	$84,818	$61,473	$89,009	$102,232	$36,239	$89,608	$62,035	$345,411	$290,114	$279,154

During the fourth quarter, the Company sold approximately 0.83 million carats for a total of $110.1 million for an average price per carat of $133 compared to approximately 0.86 million carats for a total of $102.2 million for an average price per carat of $120 in the comparable quarter of the prior year. The 11% increase in the Company’s achieved average rough diamond prices during the fourth quarter versus the comparable quarter of the prior year resulted from an improved sales mix.

Had the Company sold only the last production shipped in the fourth quarter, the estimated achieved price would have been approximately $117 per carat based on the prices achieved in the February 2013 sale.

The Company expects that results for its mining operations will continue to fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter.

CONSOLIDATED Cost of Sales and Gross Margin from continuing operations
The Company’s fourth quarter consolidated cost of sales was $79.0 million resulting in a gross margin of 28.2% compared to a cost of sales of $72.8 million and a gross margin of 28.8% in the comparable quarter of the prior year. Cost of sales for the fourth quarter included $23.6 million of depreciation and amortization compared to $23.5 million in the comparable quarter of the prior year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. During the fourth quarter, the Diavik cash cost of production was $44.8 million compared to $44.2 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

2013 ANNUAL REPORT

Dominion Diamond Corporation

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the mining operations’ cost of sales disclosed for the three months ended January 31, 2013 and 2012.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	January 31, 2013	January 31, 2012
Diavik cash cost of production	$44,764	$44,187
Private royalty	2,040	1,529
Other cash costs	1,272	1,074
Total cash cost of production	48,076	46,790
Depreciation and amortization	20,182	21,748
Total cost of production	68,258	68,538
Adjusted for stock movements	10,780	4,245
Total cost of sales	$79,038	$72,783

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES FROM CONTINUING OPERATIONS
Consolidated SG&A expenses for the fourth quarter increased by $4.6 million from the prior year primarily due to $1.6 million related to the Ekati Diamond Mine Acquisition, $0.6 million related to the Luxury Brand Divestiture and $0.8 million related to stock-based compensation.

CONSOLIDATED INCOME TAXES FROM CONTINUING OPERATIONS
The Company recorded a net income tax expense from continuing operations of $7.0 million during the fourth quarter, compared to a net income tax expense from continuing operations of $10.3 million in the comparable quarter of the prior year. The Company’s combined Canadian federal and provincial statutory tax rate for the quarter is 26.5%. There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate such as earnings in foreign jurisdictions, and changes in the Company’s view of whether deferred tax assets are probable of being realized. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter, the Company recorded an unrealized foreign exchange loss of $0.3 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange gain of $1.2 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax expense, and is not deductible for Canadian income tax purposes. During the fourth quarter, the Company also recognized a deferred income tax expense of $0.9 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $2.8 million recognized in the comparable quarter of the prior year. The recorded tax provision during the fourth quarter also included a net income tax recovery of $1.1 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $0.6 million recognized in the comparable period of the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES FROM CONTINUING OPERATIONS
Finance expenses for the fourth quarter were $2.4 million compared to $1.6 million for the comparable quarter of the prior year. Also included in consolidated finance expense is accretion expense of $0.6 million (2012 – $(0.3) million) related to the Diavik Diamond Mine’s future site restoration liability.

2013 ANNUAL REPORT

Dominion Diamond Corporation

CONSOLIDATED EXPLORATION EXPENSE FROM CONTINUING OPERATIONS
Exploration expense of $0.3 million was incurred during the fourth quarter compared to $0.2 million in the comparable quarter of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME FROM CONTINUING OPERATIONS
Finance and other income of $0.6 million was recorded during the fourth quarter compared to $0.1 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE FROM CONTINUING OPERATIONS
A net foreign exchange gain of $0.1 million was recognized during the fourth quarter compared to a net foreign exchange gain of $0.7 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Year Ended January 31, 2013 Compared to Year Ended January 31, 2012
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a consolidated net profit attributable to shareholders of $34.7 million or $0.41 per share for the year ended January 31, 2013, compared to a net profit attributable to shareholders of $25.5 million or $0.30 per share in the prior year. Excluding the $8.4 million after-tax de-recognition in the prior year of certain paste production assets, the Company would have recorded a net profit attributable to shareholders of $33.8 million or $0.40 per share. Net profit from continuing operations attributable to shareholders was $22.3 million or $0.26 per share, compared to $17.3 million or $0.20 per share in the prior year. Excluding the $8.4 million described above, the Company would have recorded a net profit from continuing operations attributable to shareholders of $25.7 million or $0.30 per share in the prior year. Discontinued operations represented $12.4 million of net profit or $0.15 per share compared to $8.1 million or $0.10 per share in the prior year.

CONSOLIDATED SALES FROM CONTINUING OPERATIONS
During the year ended January 31, 2013, the Company sold approximately 3.2 million carats for a total of $345.4 million for an average price per carat of $109 compared to approximately 2.1 million carats for a total of $290.1 million for an average price per carat of $137 in the prior year. The 49% increase in the quantity of carats sold was primarily the result of a decision by the Company to hold back some lower priced goods at October 31, 2011 due to an oversupply in the market at that time and the subsequent sale of almost all of these lower priced carryover goods during fiscal 2013. The 20% decrease in the Company’s achieved average rough diamond prices during the fiscal year resulted from a combination of two factors: first, the sale of the lower priced goods originally held back in inventory by the Company at October 31, 2011; and second, a decrease in the market price for rough diamonds from the peak achieved in the prior year.

CONSOLIDATED COST OF SALES AND GROSS MARGIN FROM CONTINUING OPERATIONS
The Company’s cost of sales was $267.6 million during the year ended January 31, 2013, resulting in a gross margin of 22.5% compared to a cost of sales of $228.0 million and a gross margin of 21.4% in the prior year. Included in the cost of sales for the prior year was a non-cash $13.0 million charge related to the de-recognition of certain components of the backfill plant associated with paste production at the Diavik Diamond Mine. Cost of sales for the year ended January 31, 2013, included $77.3 million of depreciation and amortization compared to $76.1 million for the prior year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. During the year ended January 31, 2013, the Diavik cash cost of production was $171.4 million compared to $167.8 million in the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

2013 ANNUAL REPORT

Dominion Diamond Corporation

The following table provides a reconciliation of cash cost of production (a non-IFRS performance measure) to cost of sales disclosed in the financial statements for the fiscal years ended January 31, 2013 and 2012.

(expressed in thousands of United States dollars)	2013	2012
Diavik cash cost of production	$171,442	$167,787
Private royalty	7,399	5,535
Other cash costs	4,360	4,009
Total cash cost of production	183,201	177,331
Depreciation and amortization	70,516	88,302
Total cost of production	253,717	265,633
Adjusted for stock movements	13,868	(37,682)
Total cost of sales	$267,585	$227,951

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES FROM CONTINUING OPERATIONS
Consolidated SG&A expenses increased by $5.6 million from the prior year primarily due to $3.2 million related to the Ekati Diamond Mine Acquisition and $1.0 million related to the Luxury Brand Divestiture.

CONSOLIDATED INCOME TAXES FROM CONTINUING OPERATIONS
The Company recorded a net income tax expense from continuing operations of $15.3 million during the year ended January 31, 2013, compared to a net income tax expense from continuing operations of $9.0 million in the prior year. The Company’s combined Canadian federal and provincial statutory tax rate for the period is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate, such as earnings in foreign jurisdictions, and changes in the Company’s view of whether deferred tax assets are probable of being realized. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the year ended January 31, 2013, the Company recorded an unrealized foreign exchange loss of $1.1 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $0.5 million in the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax recovery, and is not deductible for Canadian income tax purposes. During the year ended January 31, 2013, the Company also recognized a deferred income tax expense of $4.4 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $5.6 million recognized in the prior year. The recorded tax provision during the year ended January 31, 2013 also included a net income tax recovery of $5.2 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $4.4 million recognized in the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES FROM CONTINUING OPERATIONS
Finance expenses for the year ended January 31, 2013 were $9.1 million compared to $10.8 million in the prior year. Also included in finance expense is accretion expense of $2.4 million (2012 – $2.0 million) related to the Diavik Diamond Mine’s future site restoration liability.

CONSOLIDATED EXPLORATION EXPENSE FROM CONTINUING OPERATIONS
Exploration expense of $1.8 million was incurred during the year ended January 31, 2013, consistent with the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME FROM CONTINUING OPERATIONS
Finance and other income of $0.8 million was recorded during the year ended January 31, 2013, compared to $0.5 million in the prior year.

CONSOLIDATED FOREIGN EXCHANGE FROM CONTINUING OPERATIONS
A net foreign exchange gain of $0.5 million was recognized during the year ended January 31, 2013, compared to $0.8 million in the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2013 ANNUAL REPORT

Dominion Diamond Corporation

OPERATIONAL UPDATE
Production for calendar year 2012 at the Diavik Diamond Mine was 7.2 million carats consisting of 4.3 million carats produced from 1.2 million tonnes of ore from the A-418 kimberlite pipe, 1.9 million carats produced from 0.4 million tonnes of ore from the A-154 South kimberlite pipe, and 0.9 million carats produced from 0.4 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2012 calendar year was an estimated 0.1 million carats from reprocessed plant rejects ("RPR"). These RPR are not included in the Company’s reserves and resource statement and are therefore incremental to production. Rough diamond production was 8% higher than the prior calendar year due primarily to improved grades in each of the kimberlite pipes.

Production in the fourth calendar quarter was 1.9 million carats consisting of 0.8 million carats produced from 0.2 million tonnes of ore from the A-418 kimberlite pipe, 0.7 million carats produced from 0.2 million tonnes of ore from the A-154 South kimberlite pipe, 0.3 million carats produced from 0.1 million tonnes of ore from the A-154 North kimberlite pipe and 0.04 million carats from RPR. Average grade increased to 4.1 carats per tonne in the fourth calendar quarter from 2.9 carats per tonne in the comparable quarter of the prior year. The 19% increase in carats recovered in the quarter was primarily due to improved grades in each of the kimberlite pipes, partially offset by the 16% decline in ore processed in the quarter, which was due to a reduction in processing plant throughput that resulted from changes in the geological composition of the ore. Open pit mining of the A-418 kimberlite pipe concluded in September 2012, although processing of open pit ore from the A-418 kimberlite pipe will continue into calendar 2013.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)
	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Diamonds recovered (000s carats)	760	641	2,892	2,670
Grade (carats/tonne)	4.08	2.88	3.52	2.99

During the fiscal year, the Company expanded its Mumbai, India, office to the Bharat Diamond Bourse in Bandra, India. The new office will continue to support the Company’s rough sorting and sales expansion in India.

Mining Operations Outlook
PRODUCTION
A new mine plan and budget for calendar 2013 has been approved by Rio Tinto plc and the Company. The plan for calendar 2013 foresees Diavik Diamond Mine production of approximately 6 million carats from the mining and processing of approximately 1.6 million tonnes of ore with a further 0.2 million tonnes processed from stockpile ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.4 million tonnes from A-418 kimberlite pipes. Included in the estimated production for calendar 2013 is approximately 0.6 million carats from RPR and 0.1 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company’s reserves and resource statement and are therefore incremental to production.

The development of A-21, the last of the Diavik Diamond Mine’s kimberlite pipes in the original mine plan, has been deferred due both to the current diamond market conditions and the decreased urgency of development following the identification of extensions to the existing pipes. Although these extension areas cannot be categorized as ore at this time due to insufficient definition work, the Company expects the life of the existing developed pipes will be extended, thereby deferring the need for production from A-21 to keep the processing plant full. The A-21 pre-feasibility study currently being undertaken assumes that the A-21 pipe will be mined with the open pit methods used for the other pipes. A dike would be constructed similar to the two other pits but smaller in size. Detailed plans are still being refined and optimized although no underground mining is currently envisaged.

2013 ANNUAL REPORT

Dominion Diamond Corporation

PRICING
Based on prices from the Company's rough diamond sales during the fourth quarter and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Diavik ore types in the table that follows:

February 2013
average price per
carat
Ore type	(in US dollars)
A-154 South	$135
A-154 North	170
A-418	95
RPR	45

COST OF SALES AND CASH COST OF PRODUCTION
The Company currently expects cost of sales in fiscal 2014 to be approximately $255 million (including depreciation and amortization of approximately $70 million). The Company’s share of the cash cost of production at the Diavik Diamond Mine for calendar 2013 is expected to be approximately $170 million at an assumed average Canadian/US dollar exchange rate of $1.00.

CAPITAL EXPENDITURES
During fiscal 2013 and the fourth quarter, DDDLP’s 40% share of capital expenditures at the Diavik Diamond Mine was approximately $51.6 million and $8.7 million, respectively. During fiscal 2014, DDDLP’s 40% share of the planned capital expenditures is expected to be approximately $28 million at an assumed average Canadian/US dollar exchange rate of $1.00.

Discontinued Operations
On January 14, 2013, the Company announced that it entered into an agreement to sell the Luxury Brand Segment to Swatch Group. The sale transaction was completed on March 26, 2013 and the Company’s corporate group underwent name changes to remove references to “Harry Winston”. The Company’s name has now been changed to “Dominion Diamond Corporation” and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”. As a result of the Luxury Brand Divestiture, the Company’s consolidated results no longer include the operations of the Luxury Brand Segment and the results of the Luxury Brand Segment are now treated as discontinued operations for reporting purposes. Current and prior period results have been restated to reflect this change.

Liquidity and Capital Resources
Working Capital
As at January 31, 2013, the Company had unrestricted cash and cash equivalents of $104.3 million compared to $78.1 million at January 31, 2012. During the year ended January 31, 2013, the Company reported cash from operations of $105.1 million compared to $59.0 million in the prior year. The increase resulted primarily from the Company’s decision to hold rough diamond inventory due to market conditions in the prior year. At January 31, 2013, the Company had 0.5 million carats of rough diamond inventory with an estimated current market value of approximately $65 million, of which approximately $25 million represents inventory available for sale, with the remaining $40 million currently being sorted. At January 31, 2012, the Company had 0.8 million carats of rough diamond inventory with an estimated market value of approximately $80 million, of which approximately $50 million represented inventory available for sale, with the remaining $30 million being sorted.

Working capital decreased to $361.5 million at January 31, 2013 from $439.0 million at January 31, 2012. During the year, the Company increased accounts receivable from continuing operations by $1.7 million, decreased other current assets from continuing operations by $0.1 million, decreased inventory and supplies from continuing operations by $9.0 million, increased trade and other payables from continuing operations by $0.1 million and increased employee benefit plans from continuing operations by $1.4 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter.

2013 ANNUAL REPORT

Dominion Diamond Corporation

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
The Company maintains a senior secured revolving credit facility with Standard Chartered Bank. At January 31, 2013, $50.0 million was outstanding.

On November 13, 2012, the Company entered into share purchase agreements with respect to the Ekati Diamond Mine Acquisition. In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities with The Royal Bank of Canada and Standard Chartered Bank consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate).   The Ekati Diamond Mine Acquisition was completed on April 10, 2013.  The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities.

As at January 31, 2013, $nil and $1.1 million was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Dominion Diamond International NV (formerly known as Harry Winston Diamond International NV), and its Indian subsidiary, Dominion Diamond (India) Private Limited (formerly known as Harry Winston Diamond (India) Private Limited), respectively, compared to $nil and $4.3 million at January 31, 2012.

Investing Activities
During the fiscal year, the Company purchased property, plant and equipment of $56.5 million for its continuing operations.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Not reflected in the table below are capital expenditures for the calendar years 2013 to 2017 of approximately $70 million assuming a Canadian/US average exchange rate of $1.00 for each of the five years relating to DDDLP’s current projected share of the planned capital expenditures (excluding the A-21 pipe) at the Diavik Diamond Mine. Also not included is the potential impact of the Ekati Diamond Mine Acquisition, which was completed on April 10, 2013. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$58,938	$53,191	$2,463	$2,463	$821
Environmental and participation agreements incremental commitments (c)	92,725	83,195	4,817	–	4,713
Total contractual obligations	$151,663	$136,386	$7,280	$2,463	$5,534

(a)

(a)   (i) Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The Company maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013, with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At January 31, 2013, $50.0 million was outstanding. In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities with The Royal Bank of Canada and Standard Chartered Bank consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Ekati Diamond Mine Acquisition was completed on April 10, 2013. The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities.

2013 ANNUAL REPORT

Dominion Diamond Corporation

(ii) The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5% . Borrowings under the Indian facility bear an interest rate of 13.5% . At January 31, 2013, $nil and $1.1 million were outstanding under this facility relating to Dominion Diamond International NV and Dominion Diamond (India) Private Limited, respectively. The facility is guaranteed by Dominion Diamond Corporation.

(iii) The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On January 31, 2013, $5.6 million was outstanding on the mortgage payable.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2013, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next twelve months are approximated to be $1.2 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at January 31, 2013 was $82.0 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

2013 ANNUAL REPORT

Dominion Diamond Corporation

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2013	2013	2013	2013	2012	2012	2012	2012	2013	2012	2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit (loss) from continuing operations	$20,987	$5,574	$8,939	$12,171	$23,985	$(3,263)	$16,286	$566	$47,671	$37,574	$54,000
Depreciation and amortization	24,346	20,588	13,160	22,172	24,284	19,933	17,461	17,083	80,266	78,761	63,424
EBITDA from continuing operations	$45,333	$26,162	$22,099	$34,343	$48,269	$16,670	$33,747	$17,649	$127,937	$116,335	$117,424

Risks and Uncertainties
Dominion Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mineral operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in DDMI
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may decide not to proceed with mining of the A-21 pipe or may otherwise change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted. Rio Tinto plc, the parent of DDMI, announced a review of its diamond operations in early 2012.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Company’s mineral properties, and on the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, budget policy issues in the US and political upheavals in the Middle East, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress with the European sovereign debt issue. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. The appreciation of the Canadian dollar against the US dollar, therefore, will increase the expenses of the Company’s mineral properties and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property. While the Company anticipates it will be able to renew the necessary licences and permits for the Ekati Diamond Mine, there can be no guarantee that it will be able to do so or to obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Ekati Diamond Mine or to further explore and develop the Ekati property.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Regulatory and Environmental Risks
The operation of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

2013 ANNUAL REPORT

Dominion Diamond Corporation

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Cybersecurity
The Company and certain of its third-party vendors receive and store personal information in connection with human resources operations and other aspects of the business. Despite the Company’s implementation of security measures, its IT systems are vulnerable to damage from computer viruses, natural disasters, unauthorized access, cyber attack and other similar disruptions. Any system failure, accident or security breach could result in disruptions to the Company’s operations. A material network breach in the security of the IT systems could include the theft of intellectual property or trade secrets. To the extent that any disruption or security breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential information or financial data, such disruption or breach could cause significant damage to the Company’s reputation, affect its relationships with its customers, lead to claims against the Company and ultimately harm its business. In addition, the Company may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. Although the Company believes that it has robust information security procedures and other safeguards in place, as cyber threats continue to evolve, the Company may be required to expend additional resources to continue to enhance its information security measures and/or to investigate and remediate any information security vulnerabilities.

Disclosure Controls and Procedures
The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Dominion Diamond Corporation, including its consolidated subsidiaries, is made known to the management of the Company by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Dominion Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Dominion Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2013, to ensure that information required to be disclosed in reports that the Company will file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Internal Control over Financial Reporting
The certifying officers of the Company have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the US Securities and Exchange Commission, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2013.

Changes in Internal Control over Financial Reporting
During the fourth quarter of fiscal 2013, there were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Dominion Diamond Corporation’s financial results.

Significant Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

a.      Significant Judgments in Applying Accounting Policies

Recovery of deferred tax assets
Judgment is required in determining whether deferred tax assets are recognized in the consolidated balance sheet. Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Commitments and contingencies
The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

2013 ANNUAL REPORT

Dominion Diamond Corporation

b.      Significant Estimates and Assumptions in Applying Accounting Policies

Mineral reserves, mineral properties and exploration costs
The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provision, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A units-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of long-lived assets
The Company assesses each cash-generating unit at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Mine rehabilitation and site restoration provision
The mine rehabilitation and site restoration provision has been provided by management of the Diavik Diamond Mine and is based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Changes in Accounting Policies
The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2015. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), was issued by the IASB on May 12, 2011, and will replace the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11, “Joint Arrangements” (“IFRS 11”), was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. For a joint venture, proportionate consolidation will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

2013 ANNUAL REPORT

Dominion Diamond Corporation

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard generally makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 13 on its consolidated financial statements.

The International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”), on October 19, 2011. IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. IFRIC 20 is effective for the Company’s fiscal year end beginning February 1, 2013. The Company is currently assessing the impact of IFRIC 20 on its consolidated financial statements.

Amendments to IAS 19, “Employee Benefits” (“IAS 19”), was issued by the IASB on June 11, 2011. The amended standard eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. IAS 19 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IAS 19 on its consolidated financial statements.

Outstanding Share Information
As at April 27, 2013
Authorized	Unlimited
Issued and outstanding shares	84,972,031
Options outstanding	2,054,000
Fully diluted	87,026,031

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Management’s Responsibility
for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with International Financial Reporting Standards.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation) is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “WENDY KEI”

ROBERT A. GANNICOTT	WENDY KEI
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER, MINING

2013 ANNUAL REPORT

Dominion Diamond Corporation

Independent Auditors’ Report of Registered
Public Accounting Firm

To the Shareholders and Board of Directors of Dominion Diamond Corporation

We have audited the accompanying consolidated financial statements of Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation), which comprise the consolidated balance sheets as at January 31, 2013, January 31, 2012 and February 1, 2011, the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended January 31, 2013 and January 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dominion Diamond Corporation as at January 31, 2013, January 31, 2012 and February 1, 2011, and its consolidated financial performance and its consolidated cash flows for the years ended January 31, 2013 and January 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 27, 2013 expressed an unqualified (unmodified) opinion on the effectiveness of Dominion Diamond Corporation’s internal control over financial reporting.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada

2013 ANNUAL REPORT

Dominion Diamond Corporation

April 27, 2013

Report of Independent Registered Public
Accounting Firm

To the Board of Directors of Dominion Diamond Corporation

We have audited Dominion Diamond Corporation’s (formerly Harry Winston Diamond Corporation) internal control over financial reporting as of January 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Dominion Diamond Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended January 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dominion Diamond Corporation maintained, in all material respects, effective internal control over financial reporting as of January 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as at January 31, 2013, January 31, 2012 and February 1, 2011, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended January 31, 2013 and January 31, 2012, and our report dated April 27, 2013 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
April 27, 2013

2013 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Balance Sheets
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	January 31,	January 31,	February 1,
	2013	2012	2011
		(Recast - note 25)	(Recast - note 25)
ASSETS

Current assets
Cash and cash equivalents (note 4)	$104,313	$78,116	$108,693
Accounts receivable (note 5)	3,705	26,910	22,788
Inventory and supplies (note 6)	115,627	457,827	403,212
Other current assets (note 7)	29,486	45,494	41,317
Assets held for sale (note 8)	718,804	–	–
	971,935	608,347	576,010
Property, plant and equipment – Mining (note 9)	727,489	734,146	764,093
Property, plant and equipment – Luxury brand (note 9)	–	69,781	61,019
Intangible assets, net	–	127,337	127,894
Other non-current assets (note 11)	6,937	14,165	14,521
Deferred income tax assets (note 14)	4,095	53,485	48,563
Total assets	$1,710,456	$1,607,261	$1,592,100

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables (note 12)	$39,053	$104,681	$139,551
Employee benefit plans (note 13)	2,634	6,026	4,317
Income taxes payable (note 14)	32,977	29,450	6,660
Promissory note	–	–	70,000
Current portion of interest-bearing loans and borrowings (note 15)	51,508	29,238	24,215
Liabilities held for sale (note 8)	484,252	–	–
	610,424	169,395	244,743
Interest-bearing loans and borrowings (note 15)	4,799	270,485	235,516
Deferred income tax liabilities (note 14)	181,427	295,565	292,598
Employee benefit plans (note 13)	3,499	9,463	7,287
Provisions (note 16)	79,055	65,245	50,130
Total liabilities	879,204	810,153	830,274
Equity
Share capital (note 17)	508,007	507,975	502,129
Contributed surplus	20,387	17,764	16,233
Retained earnings	295,738	261,028	235,574
Accumulated other comprehensive income	6,357	10,086	7,624
Total shareholders’ equity	830,489	796,853	761,560
Non-controlling interest	763	255	266
Total equity	831,252	797,108	761,826
Total liabilities and equity	$1,710,456	$1,607,261	$1,592,100

Subsequent events (note 1)
The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:
(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “NOEL HARWERTH”

ROBERT A. GANNICOTT	NOEL HARWERTH
DIRECTOR	DIRECTOR

2013 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Income Statements
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2013		2012
Sales	$345,411		$290,114
Cost of sales	267,584		227,951
Gross margin	77,827		62,163
Selling, general and administrative expenses	30,156		24,589
Operating profit (note 18)	47,671		37,574
Finance expenses	(9,083)		(10,787)
Exploration costs	(1,801)		(1,770)
Finance and other income	780		462
Foreign exchange gain	493		834
Profit before income taxes	38,060		26,313
Income tax expense (note 14)	15,276		9,007
Net profit from continuing operations	22,784		17,306
Net profit from discontinued operations (note 8)	12,434		8,137
Net profit	$35,218		$25,443
Net profit (loss) from continuing operations attributable to
Shareholders	$22,276		$17,317
Non-controlling interest	508		(11)
Net profit (loss) attributable to
Shareholders	$34,710		25,454
Non-controlling interest	508	$	(11)
Earnings per share – continuing operations
Basic	$0.26		$0.20
Diluted	0.26		0.20
Earnings per share
Basic	0.41		0.30
Diluted	0.41		0.30
Weighted average number of shares outstanding (note 19)	84,875,789		84,660,796

The accompanying notes are an integral part of these consolidated financial statements.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Statements of Comprehensive Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2013	2012
Net profit	$35,218	$25,443
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(2,883)	3,634
Actuarial loss on employee benefit plans (net of tax of $0.1 million for the year ended January 31, 2013; 2012 – $0.6 million)	(846)	(1,172)
Other comprehensive income, net of tax	(3,729)	2,462
Total comprehensive income	$31,489	$27,905
Comprehensive income from continuing operations	$22,778	$17,319
Comprehensive income from discontinued operations	8,711	10,586
Net comprehensive income (loss) attributable to
Shareholders	$30,981	$27,916
Non-controlling interest	508	(11)

The accompanying notes are an integral part of these consolidated financial statements.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Statements of Changes in Equity
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2013	2012
Common shares:
Balance at beginning of period	$507,975	$502,129
Issued during the period	32	5,286
Transfer from contributed surplus on exercise of options	–	560
Balance at end of period	508,007	507,975
Contributed surplus:
Balance at beginning of period	17,764	16,233
Stock-based compensation expense	2,623	2,091
Transfer from contributed surplus on exercise of options	–	(560)
Balance at end of period	20,387	17,764
Retained earnings:
Balance at beginning of period (Recast – note 25)	261,028	235,574
Net profit attributable to common shareholders	34,710	25,454
Balance at end of period	295,738	261,028
Accumulated other comprehensive income:
Balance at beginning of period	10,086	7,624
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(2,883)	3,634
Actuarial loss on employee benefit plans (net of tax of $0.1 million for the year ended January 31, 2013; 2012 – $0.6 million)	(846)	(1,172)
Balance at end of period	6,357	10,086
Non-controlling interest:
Balance at beginning of period	255	266
Non-controlling interest	508	(11)
Balance at end of period	763	255
Total equity	$831,252	$797,108

The accompanying notes are an integral part of these consolidated financial statements.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Statements of Cash Flows
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2013	2012
Cash provided by (used in)
OPERATING
Net profit (loss)	$22,784	$17,306
Depreciation and amortization	80,266	78,761
Deferred income tax recovery	(9,752)	(2,290)
Current income tax expense	25,028	11,297
Finance expenses	9,083	10,787
Stock-based compensation	2,623	2,091
Other non-cash items	(1,761)	303
Foreign exchange gain	(45)	(2,619)
Gain on disposition of assets	(330)	–
Change in non-cash operating working capital, excluding taxes and finance expenses	8,871	(27,691)
Cash provided by (used in) operating activities	136,767	87,945
Interest paid	(5,318)	(8,922)
Income and mining taxes paid	(15,987)	12,422
Cash provided by (used in) operating activities – continuing operations	115,462	91,445
Cash provided by (used in) operating activities – discontinued operations	(10,339)	(32,454)
Net cash from (used in) operating activities	105,123	58,991
FINANCING
Decrease in interest-bearing loans and borrowings	(5,359)	(709)
Increase in revolving credit	38,765	60,166
Decrease in revolving credit	(41,898)	(56,118)
Repayment of promissory note	–	(70,000)
Issue of common shares, net of issue costs	32	5,286
Contributed capital	(8,000)	(10,000)
Cash provided from financing activities – continuing operations	(16,460)	(71,375)
Cash provided from financing activities – discontinued operations	39,880	46,045
Cash provided from financing activities	23,420	(25,330)
INVESTING
Property, plant and equipment	(56,478)	(45,165)
Net proceeds from sale of property, plant and equipment	2,619	–
Other non-current assets	50	(652)
Cash provided in investing activities – continuing operations	(53,809)	(45,817)
Cash provided in investing activities – discontinued operations	(25,023)	(20,918)
Cash used in investing activities	(78,832)	(66,735)
Foreign exchange effect on cash balances	(378)	2,497
Increase (decrease) in cash and cash equivalents	49,333	(30,577)
Cash and cash equivalents, beginning of period	78,116	108,693
Cash and equivalents, end of period	127,449	78,116
Less cash and equivalents of discontinued operations, end of period	23,136	19,815
Cash and cash equivalents of continuing operations, end of period	$104,313	$58,301
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(1,747)	669
Inventory and supplies	8,994	(21,718)
Other current assets	148	(4,491)
Trade and other payables	72	(3,725)
Employee benefit plans	1,404	1,574
	$8,871	$(27,691)

The accompanying notes are an integral part of these consolidated financial statements.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Notes to Consolidated Financial Statements
JANUARY 31, 2013 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations and Subsequent Events

Effective March 26, 2013, Harry Winston Diamond Corporation changed its name to Dominion Diamond Corporation (“Dominion Diamond Corporation” or the “Company”) and its common shares now trade on both the Toronto and New York stock exchanges under the symbol “DDC”. Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

The Company’s mining assets are ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (formerly known as Harry Winston Diamond Limited Partnership) (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation of Toronto, Canada.

On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc. and various affiliates to purchase all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Ekati Diamond Mine Acquisition was completed on April 10, 2013, subsequent to year end. In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Company ultimately determined to fund the Ekati mine acquisition by way of cash on hand and did not draw on these new facilities. The initial accounting for the business combination is incomplete as the Company is in the process of evaluating the fair value of the net assets acquired. The Company expects that the majority of the purchase price will be allocated to property, plant and equipment and rough diamond inventory. Acquisition-related costs of $3.2 million have been expensed and included in selling, general and administrative expenses in the consolidated income statements.

On March 26, 2013, the Company completed the sale of the Luxury Brand Segment to Swatch Group (the “Luxury Brand Divestiture”). As a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”.

These consolidated financial statements have been approved for issue by the Board of Directors on April 27, 2013.

Note 2:
Basis of Preparation
(a)	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of measurement
These consolidated financial statements have been prepared on the historical cost basis except for the following:
financial instruments held for trading are measured at fair value through profit and loss liabilities for Restricted Share Unit and Deferred Share Unit plans are measured at fair value

2013 ANNUAL REPORT

Dominion Diamond Corporation

(c)	Currency of presentation

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

Note 3:
Significant Accounting Policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Company entities.

(a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at January 31, 2013. Subsidiaries are fully consolidated from the date of acquisition or creation, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, income and expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated in full. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as non-controlling interests on the consolidated balance sheet.

Interest in Diavik Joint Venture

DDDLP has an undivided 40% ownership interest in the assets, liabilities and expenses of the Joint Venture. The Company records its interest in the assets, liabilities and expenses of the Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture.

(b)	Revenue

Sales of rough diamonds are recognized when significant risks and rewards of ownership are transferred to the customer, the amount of sales can be measured reliably and the receipt of future economic benefits are probable. Sales are measured at the fair value of the consideration received or receivable and after eliminating sales within the Company.

(c)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at fair value.

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Inventory and supplies
Mining rough diamond inventory is recorded at the lower of cost or net realizable value. Cost is determined on an average cost basis including production costs and value-added processing activity.

Mining supplies inventory is recorded at the lower of cost or net realizable value. Supplies inventory includes consumables and spare parts maintained at the Diavik Diamond Mine site and at the Company’s sorting and distribution facility locations.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product. In order to determine net realizable value, the carrying amount of obsolete and slow moving items is written down on a basis of an estimate of their future use or realization. A provision for obsolescence is made when the carrying amount is higher than net realizable value.

2013 ANNUAL REPORT

Dominion Diamond Corporation

(f)	Assets held for sale and discontinued operations

A discontinued operation represents a separate major line of business that either has been disposed of or is classified as held for sale. Classification as held for sale applies when an asset’s carrying value will be recovered principally through a sale transaction rather than through continuing use, it is available for immediate sale in its present condition and its sale is highly probable. Results for assets held for sale are disclosed separately as net profit from discontinued operations in the consolidated income statements and comparative periods are reclassified accordingly.

(g)	Exploration, evaluation and development expenditures

Exploration and evaluation activities include: acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. Capitalized exploration and evaluation expenditures are recorded as a component of property, plant and equipment. Exploration and evaluation assets are no longer classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Before reclassification, exploration and evaluation assets are assessed for impairment. Recognized exploration and evaluation assets will be assessed for impairment when the facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at either (a) obtaining additional information on the ore body that is classified within proven and probable reserves, or (b) converting non- reserve mineralization to proven and probable reserves and the benefit is expected to be realized over an extended period of time. All other drilling and related costs are expensed as incurred.

(h)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and construction cost, any costs directly attributable to bringing the asset into operation, including stripping costs incurred in open pit mining before production commences, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When parts of an item of property, plant and equipment have different useful lives, the parts are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from the disposal with the carrying amount of property, plant and equipment and are recognized within cost of sales or selling, general and administrative expenses.

(i)	DEPRECIATION

Depreciation commences when the asset is available for use. Depreciation is charged so as to write off the depreciable amount of the asset to its residual value over its estimated useful life, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company.

The unit-of-production method is applied to a substantial portion of Diavik Diamond Mine property, plant and equipment, and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. The Company does not include estimates of measured, indicated or inferred resources in its calculation of ore reserves. Other plant, property and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets, for the current and comparative periods, which are as follows:

2013 ANNUAL REPORT

Dominion Diamond Corporation

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture, fixtures and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to mineral properties during the pre-commercial production stage.

Upon the disposition of an asset, the accumulated depreciation and accumulated impairment losses are deducted from the original cost, and any gain or loss is reflected in current net profit or loss.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(ii)	STRIPPING COSTS

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property, in which case the stripping costs would be capitalized and included in deferred mineral property costs within mining assets. Stripping costs incurred during the production phase of an open pit mine are variable production costs that are included as a component of inventory to be recognized as a component of cost of sales in the same period as the sale of inventory.

(iii)	MAJOR MAINTENANCE AND REPAIRS

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. When an asset, or part of an asset that was separately depreciated, is replaced and it is probable that future economic benefits associated with the new asset will flow to the Company through an extended life, the expenditure is capitalized. The unamortized value of the existing asset or part of the existing asset that is being replaced is expensed. Where part of the existing asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

(i)	Other non-current assets
Other non-current assets include depreciable assets amortized over a period not exceeding ten years.

(j)	Financial instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship are recognized immediately in net profit or loss.

(k)	Provisions

Provisions represent obligations to the Company for which the amount or timing is uncertain. Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (c) a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is included in net profit or loss. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in net profit or loss.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Mine rehabilitation and site restoration provision:
The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligations generally arise when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased/decreased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. Additional disturbances or changes in rehabilitation costs, including remeasurement from changes in the discount rate, are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. The periodic unwinding of the discount is recognized in net profit or loss as a finance cost.

(l)	Foreign currency
Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net profit or loss.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the reporting date. Sales and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income within shareholders’ equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign exchange reserve account is reclassified to net profit or loss as part of profit or loss on disposal.

(m)	Income taxes
Current and deferred taxes

Income tax expense comprises current and deferred tax and is recognized in net profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is probable that the related tax benefit will not be realized.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Company classifies exchange differences on deferred tax assets or liabilities in jurisdictions where the functional currency is different from the currency used for tax purposes as income tax expense.

2013 ANNUAL REPORT

Dominion Diamond Corporation

(n)	Stock-based payment transactions
Stock-based compensation

The Company applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. When option awards vest in installments over the vesting period, each installment is accounted for as a separate arrangement. The estimated fair value of the options is recorded as an expense with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

Restricted and Deferred Share Unit Plans

The Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors approval. Under the prior RSU Plan, each RSU grant vests on the third anniversary of the grant date. Under the 2010 RSU Plan, each RSU grant vests equally over a three-year period. Vesting under both RSU Plans is subject to special rules for death, disability and change in control. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date. The expenses related to the RSUs and DSUs are accrued based on fair value. When a share-based payment award vests in installments over the vesting period, each installment is accounted for as a separate arrangement. These awards are accounted for as liabilities with the value of these liabilities being re-measured at each reporting date based on changes in the fair value of the awards, and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit plan expense in net profit or loss.

(o)	Employee benefit plans
Contributions to defined contribution pension plans are expensed as incurred.

(p)	Operating leases

Minimum rent payments under operating leases, including any rent-free periods and/or construction allowances, are recognized on a straight-line basis over the term of the lease and included in net profit or loss.

(q)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than inventory and deferred taxes are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the Company could obtain from the disposal of the asset. Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of cash-generating units would be allocated to reduce the carrying amounts of the assets in the unit (group of units) on a pro rata basis.

For property, plant and equipment, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

2013 ANNUAL REPORT

Dominion Diamond Corporation

(r)	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing net profit or loss by the weighted average number of shares outstanding during the period. Diluted earnings per share are determined using the treasury stock method to calculate the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the period. Options with an exercise price higher than the average market value for the period are not included in the calculation of diluted earnings per share as such options are not dilutive.

(s)	Use of estimates, judgments and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

a.      Significant Judgments in Applying Accounting Policies

Recovery of deferred tax assets
Judgment is required in determining whether deferred tax assets are recognized in the consolidated balance sheet. Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Commitments and contingencies
The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

b.      Significant Estimates and Assumptions in Applying Accounting Policies

Mineral reserves, mineral properties and exploration costs
The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provision, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A units-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Impairment of long-lived assets
The Company assesses each cash-generating unit at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Mine rehabilitation and site restoration provision
The mine rehabilitation and site restoration provision has been provided by management of the Diavik Diamond Mine and is based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

(t)	Standards issued but not yet effective
The following standards and interpretations have been issued but are not yet effective and have not been early adopted in these financial statements.

The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2015. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), was issued by the IASB on May 12, 2011, and will replace the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11, “Joint Arrangements” (“IFRS 11”), was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. For a joint venture, proportionate consolidation will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard generally makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 13 on its consolidated financial statements.

The International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”), on October 19, 2011. IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. IFRIC 20 is effective for the Company’s fiscal year end beginning February 1, 2013. The Company is currently assessing the impact of IFRIC 20 on its consolidated financial statements.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Amendments to IAS 19, “Employee Benefits” (“IAS 19”), was issued by the IASB on June 11, 2011. The amended standard eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. IAS 19 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IAS 19 on its consolidated financial statements.

Note 4:
Cash and Cash Equivalents

	2013	2012
Cash on hand and balances with banks	$104,313	$76,030
Short-term investments	–	2,086
Total cash and cash equivalents	$104,313	$78,116

Short-term investments are held in overnight deposits and money market instruments with a maturity of 30 days.

Note 5:
Accounts Receivable

	2013	2012
Mining receivables	$3,705	$1,923
Luxury brand trade receivables	–	25,828
Luxury brand allowance for doubtful accounts	–	(841)
Total accounts receivable	$3,705	$26,910

The Company’s exposure to interest rate risk and sensitivity analysis is disclosed in Note 22.

Note 6:
Inventory and Supplies

	2013	2012
Mining rough diamonds	$45,467	$62,472
Mining supplies inventory	70,160	68,916
Luxury brand raw materials	–	62,188
Luxury brand work-in-progress	–	45,407
Luxury brand merchandise inventory	–	218,844
Total inventory and supplies	$115,627	$457,827

Total inventory and supplies is net of a provision for obsolescence of $0.4 million ($3.1 million at January 31, 2012). Cost of sales from continuing operations includes inventory of $262.7 million sold during the year (2012 – $207.3 million), with another $4.9 million of non-inventoried costs (2012 – $20.6 million).

Note 7:
Other Current Assets

	2013	2012
Mining prepaid assets	$29,486	$28,148
Luxury brand other current assets	–	7,082
Luxury brand prepaid assets	–	10,264
Total other current assets	$29,486	$45,494

2013 ANNUAL REPORT

Dominion Diamond Corporation

Note 8:
Assets Held for Sale (Discontinued Operations)
On March 26, 2013, the Company completed the sale of the Luxury Brand Segment to Swatch Group (the “Luxury Brand Divestiture”). As a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. The Company’s name has now been changed to “Dominion Diamond Corporation” and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”.

The major classes of assets and liabilities of the discontinued operations were as follows:

January 31,
2013

ASSETS
Cash and cash equivalents	$23,136
Accounts receivable and other current assets	51,674
Inventory and supplies	373,957
Property, plant and equipment	78,176
Intangible assets, net	126,779
Other non-current assets	11,452
Deferred income tax assets	53,630
Total assets related to discontinued operations	$718,804

LIABILITIES
Trade and other payables	$93,495
Income taxes payable	2,547
Interest-bearing loans and borrowings	273,175
Deferred income tax liabilities	106,614
Other long-term liabilities	8,421
Total liabilities related to discontinued operations	$484,252

Results of the discontinued operations are presented separately as net profit from discontinued operations in the consolidated income statements, and comparative periods have been adjusted accordingly.

	2013	2012
Sales	$435,835	$411,929
Cost of sales	(208,574)	(224,009)
Other expenses	(212,562)	(174,862)
Other income and foreign exchange gains	1,888	293
Net income tax expense	(4,153)	(5,214)
Net profit from discontinued operations	$12,434	$8,137
Earnings per share – discontinued operations
Basic	$0.15	$0.10
Diluted	0.15	0.10

2013 ANNUAL REPORT

Dominion Diamond Corporation

Note 9:
Property, Plant and Equipment

MINING OPERATIONS
		Diavik		Real		Mine
		equipment	Furniture,	property –	Assets	rehabilitation
	Mineral	and	equipment	land and	under	and site
	properties(a)	leaseholds(b)	and other(c)	building(d)	construction	restoration(e)	Total
Cost:
Balance at February 1, 2012	$249,527	$855,213	$9,306	$37,577	$23,174	$53,471	$1,228,268
Additions	327	–	2,509	2,460	51,181	11,368	67,845
Disposals	–	(14,805)	(151)	–	–	–	(14,956)
Foreign exchange differences	–	–	–	157	–	–	157
Transfers and other movements	(134)	59,187	–	–	(59,053)	–	–
Balance at January 31, 2013	$249,720	$899,595	$11,664	$40,194	$15,302	$64,839	$1,281,314
Accumulated depreciation/amortization:
Balance at February 1, 2012	$162,068	$297,245	$6,028	$9,335	$–	$19,446	$494,122
Depreciation and amortization for the year	11,425	54,502	904	1,578	–	3,882	72,291
Disposals	–	(12,403)	(151)	–	–	–	(12,554)
Foreign exchange differences	–	–	–	(34)	–	–	(34)
Balance at January 31, 2013	$173,493	$339,344	$6,781	$10,879	$–	$23,328	$553,825
Net book value at January 31, 2013	$76,227	$560,251	$4,883	$29,315	$15,302	$41,511	$727,489

		Diavik		Real		Mine
		equipment	Furniture,	property –	Assets	rehabilitation
	Mineral	and	equipment	land and	under	and site
	properties(a)	leaseholds(b)	and other(c)	building(d)	construction	restoration(e)	Total
Cost:
Balance at February 1, 2011	$250,047	$768,515	$7,927	$35,227	$82,135	$40,291	$1,184,142
Additions	–	–	1,379	2,450	41,352	13,180	58,361
Disposals	–	(942)	–	–	–	–	(942)
Impairments for the year	–	(13,193)	–	–	–	–	(13,193)
Foreign exchange differences	–	–	–	(100)	–	–	(100)
Transfers and other movements	(520)	100,833	–	–	(100,313)	–	–
Balance at January 31, 2012	$249,527	$855,213	$9,306	$37,577	$23,174	$53,471	$1,228,268
Accumulated depreciation/amortization:
Balance at February 1, 2011	$149,814	$239,883	$5,677	$8,062	$–	$16,613	$420,049
Depreciation and amortization for the year	12,254	58,304	351	1,293	–	2,833	75,035
Disposals	–	(942)	–	–	–	–	(942)
Foreign exchange differences	–	–	–	(20)	–	–	(20)
Balance at January 31, 2012	$162,068	$297,245	$6,028	$9,335	$–	$19,446	$494,122
Net book value at January 31, 2012	$87,459	$557,968	$3,278	$28,242	$23,174	$34,025	$734,146

2013 ANNUAL REPORT

Dominion Diamond Corporation

LUXURY BRAND SEGMENT
		Real
	Furniture,	property –
	equipment and	land and	Assets under
	other(c)	building(d)	construction	Total
Cost:
Balance at February 1, 2012	$43,024	$87,828	$9,961	$140,813
Additions	13,957	7,218	2,579	23,754
Disposals	(216)	(376)	–	(592)
Foreign exchange differences	(1,446)	(3,206)	(23)	(4,675)
Reclassification to assets held for sale	(55,319)	(91,464)	(12,517)	(159,300)
Balance at January 31, 2013	$–	$–	$–	$–
Accumulated depreciation/amortization:
Balance at February 1, 2012	$29,460	$41,572	$–	$71,032
Depreciation and amortization for the year	5,284	8,861	–	14,145
Disposals	(219)	(410)	–	(629)
Foreign exchange differences	(1,161)	(2,263)	–	(3,424)
Reclassification to assets held for sale	(33,364)	(47,760)	–	(81,124)
Balance at January 31, 2013	$–	$–	$–	$–
Net book value at January 31, 2013	$–	$–	$–	$–

		Real
	Furniture,	property –
	equipment	land and	Assets under
	and other(c)	building(d)	construction	Total
Cost:
Balance at February 1, 2011	$34,866	$85,430	$63	$120,359
Additions	8,196	1,587	9,898	19,681
Disposals	(765)	(1,366)	–	(2,131)
Foreign exchange differences	727	2,177	–	2,904
Balance at January 31, 2012	$43,024	$87,828	$9,961	$140,813
Accumulated depreciation/amortization:
Balance at February 1, 2011	$23,879	$35,461	$–	$59,340
Depreciation and amortization for the year	5,835	6,487	–	12,322
Disposals	(763)	(1,358)	–	(2,121)
Foreign exchange differences	509	982	–	1,491
Balance at January 31, 2012	$29,460	$41,572	$–	$71,032
Net book value at January 31, 2012	$13,564	$46,256	$9,961	$69,781

(a)

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties, which are in the aggregate 2% of the value of production.

(b)	Diavik equipment and leaseholds are project related assets at the Joint Venture level.
(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston Inc. salons.
(d)	Real property is comprised of land and a building that houses the corporate activities of the Company, and various leasehold improvements to Harry Winston Inc. salons and corporate offices.
(e)	The Joint Venture has an obligation under various agreements (note 22) to reclaim and restore the lands disturbed by its mining operations.

Depreciation expense for continuing operations for 2013 was $72.3 million (2012 – $75.0 million).

2013 ANNUAL REPORT

Dominion Diamond Corporation

Note 10:
Diavik Joint Venture
The following represents DDDLP’s 40% proportionate interest in the Joint Venture as at December 31, 2012 and December 31, 2011:

	2012	2011
Current assets	$102,299	$101,454
Non-current assets	677,808	685,590
Current liabilities	30,517	31,745
Non-current liabilities and participant’s account	749,590	755,298

	2012	2011
Expenses net of interest income of $0.1 million (2011 – $0.1 million) (a)	$243,796	$257,807
Cash flows used in operating activities	(164,645)	(166,854)
Cash flows resulting from financing activities	214,061	214,834
Cash flows used in investing activities	(50,925)	(43,499)
(a)	The Joint Venture only earns interest income.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent DDDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in Note 22.

During fiscal 2012, the Company recognized a non-cash $13.0 million charge in cost of sales related to the de-recognition of certain components of the backfill plant (the “Paste Plant”) associated with paste production at the Diavik Diamond Mine. The original mine plan envisioned the use of blasthole stoping and underhand cut and fill underground mining methods for the Diavik ore bodies using paste to preserve underground stability. It is now expected that the higher velocity and lower cost sub-level retreat mining method, which does not require paste, will be used for both the A-154 South and A-418 underground ore bodies. As a result, certain components of the Paste Plant necessary for the production of paste will no longer be required and accordingly were de-recognized during the year.

Note 11:
Other Non-Current Assets

	2013	2012
Prepaid pricing discount(a), net of accumulated amortization of $11.7 million (2012 – $10.3 million)	$240	$1,680
Other assets	6,279	3,276
Refundable security deposits	418	9,209
	$6,937	$14,165
(a)

Prepaid pricing discount represents funds paid to Tiffany & Co. by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

Note 12:
Trade and Other Payables

	2013	2012
Trade and other payables	$1,105	$41,031
Accrued expenses	6,647	17,835
Customer deposits	784	14,070
Payables and accruals at the Diavik Joint Venture	30,517	31,745
	$39,053	$104,681

2013 ANNUAL REPORT

Dominion Diamond Corporation

Note 13:
Employee Benefit Plans
The employee benefit obligation reflected in the consolidated balance sheet is as follows:

	2013	2012
Post-retirement benefit plan – Diavik Diamond Mine (b)	$699	$289
RSU and DSU plans (note 17)	5,434	3,731
Defined benefit plan obligation – Harry Winston luxury brand segment	–	11,381
Defined contribution plan obligation – Harry Winston luxury brand segment	–	88
Total employee benefit plan obligation	$6,133	$15,489

	2013	2012
Non-current	$3,499	$9,463
Current	2,634	6,026
Total employee benefit plan obligation	$6,133	$15,489

The amounts recognized in the consolidated income statement in respect of employee benefit plans are as follows:

	2013	2012
Defined contribution plan – the Company’s mining head office (a)	$251	$207
Defined contribution plan – Diavik Diamond Mine (a)	2,258	2,081
Post-retirement benefit plan – Diavik Diamond Mine (b)	51	299
RSU and DSU plans (note 17)	3,380	2,169
	$5,940	$4,756
Share-based payments	2,623	2,091
Total employee benefit plan expense	$8,563	$6,847

Employee benefit plan expense has been included in the consolidated income statement as follows:

	2013	2012
Cost of sales	$2,309	$2,380
Selling, general and administrative expenses	6,254	4,467
	$8,563	$6,847

(a)	Defined contribution plan
The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

Dominion Diamond Corporation sponsors a defined contribution plan for Canadian employees whereby the employer contributes to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act. The total defined contribution plan liability at January 31, 2013 was $nil ($0.1 million at January 31, 2012).

(b)	Post-retirement benefit plan

The Joint Venture provides non-pension post-retirement benefits to retired employees. The post-retirement benefit plan liability was $0.7 million at January 31, 2013 ($0.3 million at January 31, 2012).

2013 ANNUAL REPORT

Dominion Diamond Corporation

Note 14:
Income Taxes
The deferred income tax asset of the Company is $4.1 million. Included in the deferred tax asset is $0.3 million that has been recorded to recognize the benefit of $1.2 million of net operating losses that the Company has available for carry forward to shelter income taxes for future years. Certain net operating losses are scheduled to expire between 2027 and 2031.

The deferred income tax liability of the Company is $181.4 million. The Company’s deferred income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded as part of deferred tax expenses for each year.

(a)	The income tax provision consists of the following:

	2013	2012
CURRENT TAX EXPENSE FROM CONTINUING OPERATIONS
Current period	$25,172	$14,317
Adjustment for prior periods	(144)	(3,020)
Total current tax expense	25,028	11,297
DEFERRED TAX EXPENSE FROM CONTINUING OPERATIONS
Origination and reversal of temporary differences	(9,718)	(1,779)
Change in unrecognized deductible temporary differences	(36)	(525)
Current year losses for which no deferred tax asset was recognized	2	14
Total deferred tax expense	(9,752)	(2,290)
Total income tax expense from continuing operations	$15,276	$9,007

Tax expense from continuing operations excludes tax expense from discontinued operations of $4.2 million (2012 – $5.2 million).

(b)	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 31, 2013 and 2012 are as follows:

	2013	2012
DEFERRED INCOME TAX ASSETS:
Net operating loss carryforwards	$331	$36,935
Property, plant and equipment	116	4,625
Future site restoration costs	13,329	11,083
Luxury brand inventory	–	6,211
Deferred mineral property costs	240	251
Other deferred income tax assets	12,861	11,772
	26,877	70,877
Reclassification to deferred income tax liabilities (a)	(22,782)	(17,392)
Deferred income tax assets	4,095	53,485
DEFERRED INCOME TAX LIABILITIES:
Deferred mineral property costs	(27,459)	(29,339)
Property, plant and equipment	(157,683)	(160,616)
Luxury brand inventory	–	(47,927)
Intangible assets	–	(52,081)
Other deferred income tax liabilities	(19,067)	(22,994)
	(204,209)	(312,957)
Reclassification to deferred income tax assets (a)	22,782	17,392
Deferred income tax liabilities	(181,427)	(295,565)
Deferred income tax liabilities, net	$(177,332)	$(242,080)

2013 ANNUAL REPORT

Dominion Diamond Corporation

(a)	The Company has made a reclassification to the prior years’ deferred tax amounts on the balance sheet to reflect proper classification of the amounts to conform with current year presentation.

Movement in net deferred tax liabilities:

	2013	2012
Balance at the beginning of the year	$(242,080)	$(244,035)
Reclassification to assets held for sale	50,181	(335)
Recognized in profit (loss)	9,752	2,290
Reclassification to current income taxes payable	4,815	–
Balance at the end of the year	$(177,332)	$(242,080)

(c)	Unrecognized deferred tax assets and liabilities:

Deferred tax assets have not been recognized in respect of the following items:

	2013	2012
Tax losses	$548	$6,460
Deductible temporary differences	265	166
Total	$813	$6,626

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The following table summarizes the Company’s non-capital losses as at January 31, 2013 that may be applied against future taxable profit:

Jurisdiction	Type	Amount	Expiry Date
Luxembourg	Net operating losses	$1,903	No expiry

The deductible temporary differences associated with investments in subsidiaries and joint ventures, for which a deferred tax asset has not been recognized, aggregate to $60.0 million (2012 – $67.2 million).

(d)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 26.5% (2012 – 28%) is a result of the following:

	2013	2012
Expected income tax expense from continuing operations	$10,080	$7,368
Non-deductible (non-taxable) items	1,208	592
Impact of foreign exchange	659	1,153
Northwest Territories mining royalty (net of income tax relief)	4,637	3,242
Earnings subject to tax different than statutory rate	70	(726)
Assessments and adjustments	(1,386)	(2,622)
Current year losses for which no deferred tax asset was recognized	2	14
Change in unrecognized temporary differences	(36)	(525)
Other	42	511
Recorded income tax expense from continuing operations	$15,276	$9,007

(e)	The mining operations have net operating loss carryforwards for Canadian income tax purposes of approximately $1.2 million and $1.9 million for other foreign jurisdictions’ tax purposes.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Note 15:
Interest-Bearing Loans and Borrowings

	2013	2012
Mining operations credit facilities	$49,560	$48,460
First mortgage on real property	5,619	6,342
Bank advances	1,128	27,850
Harry Winston Inc. credit facilities	–	217,071
Total interest-bearing loans and borrowings	56,307	299,723
Less current portion	(51,508)	(29,238)
	$4,799	$270,485

		Nominal
		interest		Carrying amount at	Face value at
	Currency	rate	Date of maturity	January 31, 2013	January 31, 2013	Borrower
Secured bank loan (a)(i)	US	3.70%	June 24, 2013	$49.6 million	$50.0 million	Dominion Diamond Corporation and
						Dominion Diamond Holdings Ltd.
First mortgage on real property (a)(ii)	CDN	7.98%	September 1, 2018	$5.6 million	$5.6 million	6019838 Canada Inc.
Secured bank advance (c)	US	13.50%	Due on demand	$1.1 million	$1.1 million	Dominion Diamond (India) Private Limited

(a)	Credit facilities
(i)	The mining operation maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013, with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. The facility is available to the Company and Dominion Diamond Holdings Ltd. (formerly known as Harry Winston Diamond Mines Ltd.) for general corporate purposes. Borrowings bear an interest margin of 3.5% above the higher of LIBOR or lender cost of funds. The Company is required to comply with financial covenants at the mining operation level customary for a financing of this nature, with change in control provisions at the Company and Diavik Diamond Mines level. These provisions include consolidated minimum tangible net worth, maximum mining operation debt to equity ratio, maximum mining operation debt to EBITDA ratio and minimum interest coverage ratio. The Company has met all of its financial covenants as at January 31, 2013. At January 31, 2013, the Company had $50.0 million outstanding on its mining senior secured revolving credit facility. In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities with The Royal Bank of Canada and Standard Chartered Bank consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Ekati Diamond Mine Acquisition was completed on April 10, 2013. The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities.

(ii)	The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time.

(b)	Required principal repayments
2014	$51,948
2015	886
2016	958
2017	1,036
2018	1,121
Thereafter	797

2013 ANNUAL REPORT

Dominion Diamond Corporation

(c)	Bank advances

The Company has available a $45.0 million (utilization in either US dollars or Euros) revolving financing facility for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International NV (formerly known as Harry Winston Diamond International NV), and its Indian subsidiary, Dominion Diamond (India) Private Limited (formerly known as Harry Winston Diamond (India) Private Limited). Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 13.5%. At January 31, 2013, $1.1 million was drawn under the Company’s revolving financing facility relating to Dominion Diamond (India) Private Limited and $nil was drawn by Dominion Diamond International NV. The facility is guaranteed by Dominion Diamond Corporation.

Note 16: Provisions
(a)	Future site restoration costs

	2013	2012
At February 1, 2012 and 2011	$65,245	$50,130
Revision of previous estimates	11,369	13,179
Accretion of provision	2,441	1,936
At January 31, 2013 and 2012	$79,055	$65,245

The Joint Venture has an obligation under various agreements (Note 22) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2013 is estimated to be $87.6 million, of which approximately $49.1 million is expected to occur at the end of the mine life. The revision of previous estimates in fiscal 2012 and 2013 is based on revised expectations of reclamation activity costs and changes in estimated reclamation timelines. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at an annualized rate of 2.65% (2012 – 1.5%).

(b)	Provisions for litigation claims

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company is subject to various litigation actions, whose outcome could have an impact on the Company’s results should it be required to make payments to the plaintiffs. Legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements as required. At January 31, 2013, the Company does not have any material provisions for litigation claims.

Note 17: Share Capital
(a)	Authorized
Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2011	84,159,851	$502,129
SHARES ISSUED FOR:
Exercise of options	714,930	5,846
Balance, January 31, 2012	84,874,781	507,975
SHARES ISSUED FOR:
Exercise of options	8,250	32
Balance, January 31, 2013	84,883,031	$508,007

2013 ANNUAL REPORT

Dominion Diamond Corporation

(c)	Stock options

Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to 6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $2.6 million for fiscal 2013 (2012 – $2.1 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2013 – $nil; 2012 – $0.6 million).

Changes in share options outstanding are as follows:

			2013			2012
			Weighted average			Weighted average
	Options		exercise price	Options		exercise price
	000s	CDN $	US $	000s	CDN $	US $
Outstanding, beginning of year	2,401	14.21	14.34	2,868	$12.58	$12.26
Granted	350	14.00	14.14	350	16.70	17.44
Forfeited	(26)	26.64	26.54	–	–	–
Exercised (a)	(8)	3.78	3.82	(715)	7.26	7.43
Expired	(355)	24.39	24.48	(102)	25.54	26.14
Outstanding, end of year	2,362	12.56	12.68	2,401	$14.21	$14.34

(a) The weighted average share price at the date of exercise for options exercised during the year was CDN $14.05.

The following summarizes information about stock options outstanding at January 31, 2013:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Range of exercise prices	outstanding	life in years	exercise price	exercisable	exercise price
CDN $	000s		CDN $	000s	CDN $
3.78	1,007	6.2	$3.78	1,007	$3.78
12.35–16.70	1,000	5.4	14.45	317	13.95
26.45	219	0.2	26.45	219	26.45
41.45	136	1.2	41.45	136	41.45
	2,362		$12.56	1,679	$11.70

2013 ANNUAL REPORT

Dominion Diamond Corporation

(d)	Stock-based compensation
The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2013 and 2012 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012
Risk-free interest rate	1.17%	2.41%
Dividend yield	0.00%	0.00%
Volatility factor	50.00%	50.00%
Expected life of the options	3.5 years	3.5 years
Average fair value per option, CDN	$5.17	$6.51
Average fair value per option, US	$5.18	$6.80

Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(e)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2011	155,946
Awards and payouts during the year (net)
RSU awards	66,991
RSU payouts	(46,963)
Balance, January 31, 2012	175,974
Awards and payouts during the year (net)
RSU awards	175,200
RSU payouts	(74,148)
Balance, January 31, 2013	277,026

DSU	Number of units
Balance, January 31, 2011	193,214
Awards and payouts during the year (net)
DSU awards	38,781
DSU payouts	(17,127)
Balance, January 31, 2012	214,868
Awards and payouts during the year (net)
DSU awards	27,078
DSU payouts	(52,261)
Balance, January 31, 2013	189,685

During the fiscal year, the Company granted 175,200 RSUs (net of forfeitures) and 27,078 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over each vesting period. The Company recognized an expense of $3.4 million for the year ended January 31, 2013 (2012 – $2.2 million). The total carrying amount of liabilities for cash settled share-based payment arrangements is $5.4 million (2012 – $3.7 million). The amounts for obligations and expense (recovery) for cash settled share-based payment arrangements have been grouped with Employee Benefit Plans in Note 13 for presentation purposes.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Note 18:
Expenses by Nature

Operating profit (loss) from continuing operations includes the following items of expense:

	2013	2012
Research and development	$3,651	$4,147
Operating lease	382	317
Employee compensation expense	60,265	47,062
Depreciation and amortization	80,266	78,761

Note 19:
Earnings per Share
The following table presents the calculation of diluted earnings per share:

	2013	2012
NUMERATOR
Net earnings for the year attributable to shareholders	$34,710	$25,454
DENOMINATOR (000S SHARES)
Weighted average number of shares outstanding	84,876	84,661
Dilutive effect of employee stock options (a)	620	871
	85,496	85,532
(a)	A total of 1.2 million options were excluded from the dilution calculation (2012 – 1.3 million) as they are anti-dilutive.

Note 20: Related Party Disclosure
(a)	Operational information
The Company had the following investments in significant subsidiaries at January 31, 2013:

Name of company	Effective interest	Country of incorporation
Dominion Diamond Holdings Ltd.	100%	Canada
Dominion Diamond Diavik Limited Partnership	100%	Canada
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International NV	100%	Belgium
Dominion Diamond Technical Services Inc.	100%	Canada
6019838 Canada Inc.	100%	Canada
Harry Winston Inc.[1]	100%	US
Harry Winston SARL[1]	100%	France
Harry Winston Japan, K.K.[1]	100%	Japan
Harry Winston (UK) Limited[1]	100%	UK
Harry Winston Inc. Taiwan Branch[1]	100%	Taiwan
Harry Winston S.A.[1]	100%	Switzerland
Harry Winston (Hong Kong) Limited[1]	100%	Hong Kong
Harry Winston Commercial (Beijing) Co., Ltd[1]	100%	China
Harry Winston N.A. Pte Ltd.[1]	100%	Singapore

1These subsidiaries have been classified as discontinued operations as at January 31, 2013.

2013 ANNUAL REPORT

Dominion Diamond Corporation

(b)	Compensation of key management personnel
Key management includes:
Chief Executive Officer
Group Chief Financial Officer
President and Chief Executive Officer, Harry Winston Inc.
Executive Vice President, Buying and Sourcing
Global Vice President of Sales, Harry Winston Inc.

	2013	2012

Short-term employee benefits	$5,515	$4,977
Share-based expenses	4,370	3,474
	$9,885	$8,451

Note 21:
Segmented Information
The Company’s continuing operations has activities in three geographical areas for the years ended January 31, 2013 and 2012.

	2013	2012
Sales
North America	$22,002	$15,018
Europe	246,668	231,722
India	76,741	43,374
	$345,411	$290,114
2013
Assets
North America	$966,014
Europe	15,407
India	10,231
$991,652

Note 22: Commitments and Guarantees
(a)	Environmental agreements

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. DDDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at January 31, 2013, was $82.0 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)	Participation agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate. Dominion Diamond Corporation’s share of the Joint Venture’s participation agreements as at January 31, 2013 was $1.2 million.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Note 23:
Financial Risk Management Objectives and Policies
The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk-management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

(i)	Currency risk

The Company’s sales are predominantly denominated in US dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax profit arises from the following sources:

Net Canadian dollar denominated monetary assets and liabilities
The Company’s functional and reporting currency is US dollars; however, many of the mining operation's monetary assets and liabilities are in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated monetary assets and liabilities.

Committed or anticipated foreign currency denominated transactions
Primarily Canadian dollar costs at the Diavik Diamond Mine.

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at January 31, 2013, a one-cent change in the exchange rate would have impacted pre-tax profit for the year by $0.5 million (2012 – $0.5 million).

(ii)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities, which bear variable interest based on LIBOR. Based on the Company’s LIBOR-based credit facilities at January 31, 2013, a 100 basis point change in LIBOR would have impacted pre-tax net profit for the year by $0.5 million (2012 – $2.3 million).

(iii)	Concentration of credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk in the mining operations is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

2013 ANNUAL REPORT

Dominion Diamond Corporation

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with Tier 1 banks and investing only in term deposits or banker’s acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2013, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

(iv)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short-term and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future financing requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2013, the Company had $104.3 million of cash and cash equivalents and $75.0 million available under credit facilities.

The following table summarizes the aggregate amount of contractual undiscounted future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Trade and other payables	$39,053	$39,053	$–	$–	$–
Income taxes payable	32,977	32,977	–	–	–
Interest-bearing loans and borrowings(a)	58,938	53,191	2,463	2,463	821
Environmental and participation agreement incremental commitments	92,725	83,195	4,817	–	4,713
(a)	Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2013.

(v)	Capital management

The Company’s capital includes cash and cash equivalents, current and non-current interest-bearing loans and borrowings and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Note 24:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and interest-bearing loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the International Accounting Standards Board.

2013 ANNUAL REPORT

Dominion Diamond Corporation

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s interest-bearing loans and borrowings are for the most part fully secured; hence the fair values of these instruments at January 31, 2013 are considered to approximate their carrying value.

The carrying values and estimated fair values of these financial instruments are as follows:

	January 31, 2013		January 31, 2012
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents	$104,313	$104,313	$78,116	$78,116
Accounts receivable	3,705	3,705	26,910	26,910
	$108,018	$108,018	$105,026	$105,026
Financial liabilities
Trade and other payables	$39,053	$39,053	$104,681	$104,681
Interest-bearing loans and borrowings	56,307	56,307	299,723	299,723
	$95,360	$95,360	$404,404	$404,404

Note 25:
Recast
During the preparation of the income tax provision for the quarter ended April 30, 2012, the Company noted a historical difference related to the accounting for Northwest Territories mining royalty taxes in connection with the Company’s rough diamond inventory. For Northwest Territories mining royalty tax purposes, the Company is subject to mining royalty taxes, which includes a requirement to treat the rough diamond inventory when it comes out of the Diavik Diamond Mine as taxable. This results in an accounting timing difference between the mining and extraction of the diamonds and when they are sold. The Company did not previously record the corresponding deferred tax asset on the rough diamond inventory related to royalty taxes payable. The Company has revised the comparative figures to correct the immaterial impact of this item with the offset recorded in retained earnings, amounting to $5.8 million as at January 31, 2011 and 2012.

2013 ANNUAL REPORT

Dominion Diamond Corporation

Diavik Diamond Mine Mineral Reserve and
Mineral Resource Statement
AS OF DECEMBER 31, 2012

Proven and Probable Reserves

	Proven			Probable			Proven and Probable
Open pit and underground mining	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats
A-154 South
Open Pit	–	–	–	–	–	–	–	–	–
Underground	1.2	4.2	5.2	1.4	3.4	4.9	2.7	3.8	10.1
Total A-154 South	1.2	4.2	5.2	1.4	3.4	4.9	2.7	3.8	10.1
A-154 North
Open Pit	–	–	–	–	–	–	–	–	–
Underground	4.1	2.1	8.4	4.1	2.1	8.4	8.1	2.1	16.8
Total A-154 North	4.1	2.1	8.4	4.1	2.1	8.4	8.1	2.1	16.8
A-418
Open Pit	–	–	–	–	–	–	–	–	–
Underground	5.1	3.8	19.3	2.2	2.9	6.4	7.2	3.5	25.6
Total A-418	5.1	3.8	19.3	2.2	2.9	6.4	7.2	3.5	25.6
Stockpile	0.3	2.9	0.9	–	–	–	0.3	2.9	0.9
Total
Open Pit	–	–	–	–	–	–	–	–	–
Underground	10.3	3.2	32.9	7.7	2.6	19.6	18.0	2.9	52.5
Stockpile	0.3	2.9	0.9	–	–	–	0.3	2.9	0.9
Total Reserves	10.7	3.2	33.8	7.7	2.6	19.6	18.3	2.9	53.5

Note: Totals may not add up due to rounding.

Additional Indicated and Inferred Resources

	Measured Resources			Indicated Resources			Inferred Resources
Kimberlite pipe	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats
A-154 South	–	–	–	–	–	–	0.04	3.6	0.2
A-154 North	–	–	–	–	–	–	2.3	2.6	5.9
A-418	–	–	–	–	–	–	0.3	2.4	0.7
A-21	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
Total	3.6	2.8	10.0	0.4	2.6	1.0	3.4	2.7	9.0

Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The above mineral reserve and mineral resource statement was prepared by Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. For further details and information concerning Dominion Diamond Corporation’s Mineral Reserves and Resources, readers should reference Dominion Diamond Corporation’s Annual Information Form available through www.sedar.com and www.ddcorp.ca.

2013 ANNUAL REPORT

Dominion Diamond Corporation